UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       American Educational Products, Inc.
   --------------------------------------------------------------------------
                              (Name of the Issuer)


                       American Educational Products, Inc
                               Geneve Corporation
                              G.C. Sub Corporation
                            Nasco International, Inc.
                               Richard J. Ciurczak
                                John J. Crawford
   --------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     Common Stock, par value $0.05 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02553T103
   --------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                                 Steven B. Lapin

           96 Cummings Point Road, Stamford, CT 06902; (203) 358-8000
   --------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [ [X] ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

          b. [ ] The filing of a registration statement under the Securities Act of 1933.

          c.   [ ] A tender offer.

          d.   [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ [X] ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction valuation*

Amount of filing fee

*Set forth the amount on which the filing fee is calculated and state how it was determined.

         [ [X] ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,091.76
                                  ---------

         Form or Registration No.:  14A
                                    -------

         Filing Party:  American Educational Products, Inc.
                        -----------------------------------

         Date Filed:  December 29, 2000
                      -----------------

Item 1.   Summary Term Sheet.

               o All minority shareholders of American Educational Products, Inc. ("AMEP") will be paid $10.00 for each share of AMEP common stock owned. See information set forth under the caption "Summary" of the proxy statement.

               o Upon completion of the merger, holders of outstanding options to purchase AMEP common stock, whether or not exercisable, will be entitled to receive cash equal to the product of (i) the difference between $10.00 and the exercise price of the option; and (ii) the number of shares of common stock purchasable upon exercise of the option. See the information set forth under the caption "THE MERGER - Treatment of Stock Options and Stock Grants" in the proxy statement.

               o The merger will result in the merger of G.C. Sub Corporation into AMEP. G.C. Sub Corporation is a wholly owned subsidiary of Nasco International, Inc. ("Nasco"). See the information set forth under the caption "Summary" in the proxy statement.

               o Approval of the merger will require the approval of a majority of the outstanding common stock of AMEP and a majority of the votes cast by shareholders other than Nasco and its affiliates. See the information set forth under the captions "Conditions to the Merger" and "Required Vote" in the proxy statement.

               o Board recommendation- The Board of Directors of AMEP believes that the terms of the merger agreement are fair to, and in the best interests of, AMEP and the unaffiliated shareholders of the Company and recommends a vote for the approval of the merger agreement and the transactions contemplated by the merger agreement. See "Special Factors-Recommendation of AMEP'S Board of Directors" in the proxy statement.

               o The merger will occur as soon as possible, which will be immediately after (i) AMEP shareholders approve the merger and (ii) the proposed settlement of the pending class action lawsuit is approved and not subject to appeal. See the information set forth under the caption "Conditions to the Merger" in the proxy statement.

               o The merger is taxable - You will recognize taxable gain or loss in the amount of the difference between $10.00 and your adjusted tax basis for each share of AMEP common stock that you own. See "Summary- Certain Federal Income Tax Consequences" in the proxy statement.

               o Shareholders will be instructed by mail regarding payment for their AMEP shares. See the information set forth under the caption "Questions and Answers About the Merger" in the proxy statement.

               o After the merger, AMEP will be a wholly owned subsidiary of Nasco and will cease to be a publicly traded company. See the information set forth under the caption "The Merger" in the proxy statement.

Item 2.   Subject Company Information.

          (a)  Name and address of Issuer:

               American Educational Products, Inc.
               6560 Gunpark Drive, Suite E
               Boulder, Colorado  80301
               (303) 527-3230

          (b)  Securities:

               Common stock, par value $.05 per share, 1,212,740 shares issued and outstanding as of April 4, 2001.

          (c)  Trading market and price:  The information set forth in the proxy
               statement   under  the  caption   "Market   Price  and   Dividend
               Information" is hereby incorporated herein by reference.

          (d)  Dividends:

               The information set forth in the proxy statement under the captions "Summary -- Market Price of Common Stock" and "Market Price and Dividend Information" is hereby incorporated herein by reference.

          (e)  Prior Public Offerings:

               There have been no public offerings for AMEP stock during the past three years.

          (f) Prior Stock Purchases by Filing Persons. There have been no purchases of the subject securities by any filing persons during the last three years. However, G.C. Associates Holdings Corp.
               (GC), a former affiliate of Geneve Corporation and Nasco, purchased subject securities during the last three years. As a result of an internal restructuring effective March 6, 2001, GC was merged out of existence and all of the AMEP shares previously owned by GC were transferred to Nasco. The following table describes acquisition of subject securities by GC during the three years preceding the filing of this Schedule 13E-3:

----------------------------------------------------------------------------
          Period                  Shares      Price Range         Avg PS
          ------                  ------      -----------         ------
                                                  ($)               ($)
                                                  ---               ---
----------------------------------------------------------------------------
January  1,  1999 to  March        12,350    9.50 to 10.06         9.76
31, 1999
----------------------------------------------------------------------------
April  1,  1999 to June 30,         9,200    9.38 to 10.00         9.74
1999
----------------------------------------------------------------------------
July 1,  1999 to  September        26,700    8.50 to 10.00         9.11
30, 1999
----------------------------------------------------------------------------
September     30,1999    to        15,600    10.94 to 11.56       11.28
December 31, 1999
----------------------------------------------------------------------------
January  1,  2000 to  March      213, 231    10.72 to 10.94       10.72
31, 2000
----------------------------------------------------------------------------
April  1,  2000 to June 30,        34,540         9.25             9.25
2000
----------------------------------------------------------------------------
July 1,  2000 to  September        10,300         9.63             9.63
30, 2000
----------------------------------------------------------------------------

Item 3. Identity and Background of Filing Persons.

American Educational Products, Inc.

State of Organization: Colorado
---------------------

Principal Business:
-------------------
American Educational Products, Inc.'s principal business is the manufacture and distribution of educational teaching aids for the K-12 educational market.

Address of Principal Executive Offices:
---------------------------------------
6560 Gunpark Drive, Suite E, Boulder, Colorado 80301, (303) 527-3230.

Executive Officers and Directors:
---------------------------------
Clifford C. Thygesen, President and Chief Executive Officer; Frank L. Jennings, Vice President of Finance and Principal Financial Officer; Richard J. Ciurczak, Director; and John J. Crawford, Director.

Executive Officers and Directors Ultimately In Control of AMEP:
---------------------------------------------------------------
Clifford C. Thygesen and Frank L. Jennings.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Neither American Educational Products, Inc., nor (with one exception described below under Cliffor B. Thygesen) any of the executive officers, directors or controlling persons, has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Officers and Directors of American Educational Products, Inc. are as follows:

Clifford C. Thygesen
--------------------

Business Address:
----------------
6550 Gunpark Drive, Suite 200, Boulder, Colorado 80301, (303) 527-3230

Present Principal Occupation:
----------------------------
President and Principal Executive Officer of American Educational Products, Inc.

Five Years  Employment  History:
-------------------------------
For more than the past five years, President and Chief Executive Officer of American Educational Products, Inc. Mr. Thygesen is also currently a director of Rockies Fund, Inc., a Colorado Springs, Colorado based business development company registered under the Investment Company Act of 1940 and a director of Global Casinos, Inc., a publicly-traded company engaged in the ownership and operation of domestic and international casinos and limited stakes gaming properties.

Item 1003(c)(3) and (c)4 information:
-------------------------------------
In the initial decision of an administrative law judge dated March 9, 2001, Mr. Thygesen was found to have violated Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, by making material misrepresentations as to the value of securities held as an asset of an investment company of which he was an independant director. The decision concluded that because of the misrepresentation, the investment company had violated Section 13(a) of the Exchange Act and related rules and that Mr. Thygesen had aided and abetted or caused the violations. The judge ordered that Mr. Thygesen cease and desist from aiding and abetting violations of Section 10(b) and Rule 10b-5, and ordered him to pay a civil penalty of $160,000. Mr. Thygesen has appealed the decision. Other than this decision, Mr. Thygesen has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Frank L. Jennings
-----------------

Business Address:
----------------
6550 Gunpark Drive, Suite 200, Boulder, Colorado 80301, (303) 527-3230

Present Principal Occupation:
----------------------------
Vice  President  of  Finance  and  Principal   Financial   Officer  of  American
Educational Products, Inc.

Five Years  Employment  History:
-------------------------------
For more than the past five years, Vice President and Principal Financial Officer of American Educational Products, Inc.

Item 1003(c)(3) and (c)4 information:
-------------------------------------
Mr. Jennings has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, was or is subject to federal or state securities laws or finding any violation of such laws.

Richard J. Ciurczak
-------------------

Business Address:
----------------
901 Janesville Avenue, Fort Atkinson, Wisconsin  53538.

Present Principal Occupation:
----------------------------
President of Nasco International, Inc. and a director of American Educational Products, Inc.

Five Years Employment  History:
------------------------------
President of Nasco International, Inc. (a manufacturer and distributor of non-textbook educational materials) since October 1996; from January 1994 to September 1996, Executive Vice President and Chief Financial Officer of Nasco; a director of American Educational Products, Inc. since January 1998.

Item  1003(c)(3) and (c)(4)  information:
-----------------------------------------
Mr. Ciurczak has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

John J. Crawford
----------------

Business Address:
----------------
27 Elm Street, New Haven, Connecticut  06510

Present  Principal  Occupation:
------------------------------
President, Chief Executive Officer and Chairman of the Board of The Aristotle Corporation and a director of American Educational Products, Inc.

Five Years Employment History:
------------------------------
President, Chief Executive Officer and Chairman of the Board of The Aristotle Corporation (a holding company whose subsidiaries design, market and manufacture health and medical education teaching aids, and develop and distribute computer-based training products to government, industry and educational clients) for more than the past five years (prior to January 2001, on a part-time basis); for more than the five years prior to January 2001, Chief Executive Officer of the Regional Water Authority, a utility located in New Haven, CT; a director of American Educational Products, Inc. since July 1999.

Item  1003(c)(3) and (c)(4)  information:
-----------------------------------------
Mr. Crawford has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Nasco International, Inc.
-------------------------

State of Organization:   Wisconsin
---------------------

Principal Business:
------------------
Nasco's principal business is the manufacturing and distribution of educational materials.

Address of Principal Executive Offices:
--------------------------------------
901 Janesville Avenue, Fort Atkinson, Wisconsin  53538.

Executive  Officers  and  Directors:
-----------------------------------
Richard J. Ciurczak, President, Chief Operating Officer, Treasurer and Director;
W. Phil Niemeyer, Executive Vice President and Director; Steven B. Lapin, Vice President and Director; David T. Kettig, Secretary; Donald T. Netter, Director; Edward Netter, Director; Roy T.K. Thung, Director; John A. Whritner, Director.

Executive Officers and Directors Ultimately In Control of
Nasco International, Inc.:
----------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Neither Nasco International Inc. nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Geneve Corporation
------------------

State of Organization:   Delaware
----------------------

Principal Business:
------------------
Geneve Corporation's principal business is that of a diversified financial holding company.

Address of Principal Executive Offices:
--------------------------------------
96 Cummings Road, Stamford, Connecticut  06902.

Executive  Officers and Directors:
---------------------------------
Edward Netter, Chairman, Chief Executive Officer and a Director; Steven B. Lapin, President and Chief Operating Officer and a Director; Roy T. K. Thung, Executive Vice-President; Donald T. Netter, Senior Vice President Investments; Roy L. Standfest, Vice President Investments and Chief Investment Officer; David
T. Kettig, Vice President- Legal and Secretary; Brian R. Schlier- Director of Taxation.

Executive Officers and Directors Ultimately in Control of Geneve Corporation:
----------------------------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Neither Geneve Corporation nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

G.C. Sub Corporation
--------------------

State of Organization:   Delaware
----------------------

Principal Business:
------------------
G.C. Sub Corporation's principal business is to facilitate the acquisition of AMEP.

Address of Principal Executive Offices:
---------------------------------------
96 Cummings Point Road, Stamford, Connecticut, 06902.

Executive Officers and Directors:
--------------------------------
Edward  Netter,  President  and  Director;  Steven  B.  Lapin,   Vice-President,
Treasurer, Secretary and Director.

Executive Officers and Directors Ultimately In Control of G.C. Sub Corporation:
------------------------------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Neither G.C. Sub Corporation nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Executive Officers and Directors of Nasco International, Inc. and/or Geneve Corporation, and/or G.C. Sub Corporation are as follows:

David T. Kettig
---------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Vice President - Legal and Secretary of Independence Holding Company ("IHC").

Five  Years  Employment  History:
---------------------------------
For more than the past five years, Vice President - Legal and Secretary of IHC; for more than the past five years, Vice President - Legal and Secretary of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Kettig has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Steven B. Lapin
---------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
President, Chief Operating Officer and Director of Geneve Corporation

Five Years Employment  History:
-------------------------------
Since July 1999, Vice Chairman of IHC; for more than five years prior to July 1999, President and Chief Operating Officer of IHC; for more than the past five years, President and Chief Operating Officer and a director of Geneve.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Mr. Lapin has not during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Donald T. Netter
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present  Principal  Occupation:
------------------------------
Chairman and Chief Executive Officer of managing member of the general partner of the Dolphin Limited Partnerships.

Five Years Employment  History:
-------------------------------
From January 1995 to December 31, 1996,  Senior Vice  President - Investments of
IHC; for more than the past five years, Senior Vice President - Investments of Geneve; since March 1996, Chairman and Chief Executive Officer (and since January 1997, also President) of the managing member of the general partner of the Dolphin Limited Partnerships, investment partnerships.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Netter has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Edward Netter
-------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Chairman, Chief Executive Officer and Director of Geneve Corporation.

Five Years Employment  History:
-------------------------------
For more than the past five years, Chairman of IHC, a holding company primarily engaged in the life and health insurance business; for more than five years prior to January 2000, Chief Executive Officer of IHC; for more than the past five years, Chairman, Chief Executive Officer and a director of Geneve.

Item 1003(c)(3) and (c)(4) information: Mr. Netter has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

W. Phil Niemeyer
----------------

Business Address:
----------------
901 Janesville Avenue, Fort Atkinson, WI  53538.

Present Principal Occupation:
----------------------------
Executive Vice President of Nasco International, Inc.

Five Years Employment History:
------------------------------
Executive Vice President of Nasco International, Inc. since October 1996; for more than five years prior thereto, Executive Vice President of Nasco Division of Nasco International, Inc.

Item  1003(c)(3) and (c)(4)  information:
-----------------------------------------
Mr. Niemeyer has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Brian R. Schlier
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Director of Taxation of Geneve Corporation.

Five Years Employment History:
------------------------------
For more than the past five years, Vice President - Taxation of IHC; for more than the past five years, Director of Taxation of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Schlier has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Roy L. Standfest
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Vice President - Investments and Chief Investment Officer of Geneve Corporation.

Five Years Employment History:
------------------------------
Since April 1999, Vice President - Investments and Chief Investment Officer of IHC; since April 1999, Vice President - Investments and Chief Investment Officer of Geneve; from September 1997 to March 1999, Vice President of Daiwa America Strategic Advisors Corporation, a proprietary fixed-income trading group affiliated with Daiwa Securities America with principal offices in New York, New York; from August 1994 to October 1996, Managing Director of Met Life Investment Management Company, a fixed-income money manager affiliated with Met Life Insurance Company with principal offices in White Plains, New York.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Mr. Standfest has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Roy T.K. Thung
--------------

Business Address: 96 Cummings Point Road, Stamford, Connecticut  06902.
----------------

Present Principal Occupation:   Chief Executive Officer of IHC.
----------------------------

Five Years Employment History:
------------------------------
Since January 2000, Chief Executive Officer of IHC; since July 1999, President and Chief Operating Officer of IHC; for more than five years prior to July 1999, Executive Vice President, Chief Financial Officer and Treasurer of IHC; for more than the past five years, Executive Vice President of Geneve.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Mr. Thung has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

John A. Whritner
----------------

Business Address:
----------------
4 Blueberry Lane, Niantic, Connecticut  06357.

Present Principal Occupation:   Retired.
----------------------------

Five Years  Employment  History:
--------------------------------

Since 1998, retired; for more than the five years prior thereto Superintendent of Schools, Greenwich, CT.

Item  1003(c)(3) and (c)(4)  information:
-----------------------------------------
Mr. Whritner has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Set forth below is information  related to Messrs.  Richard J. Ciurczak and John
J. Crawford:

Richard J. Ciurczak
-------------------

See information above under American Educational Products, Inc.

John J. Crawford

See information above under American Educational Products, Inc.

Item 4.   Terms of the Transaction.


          (a)  Material Terms:

               o The information set forth in the proxy statement under the captions "Summary -- The Merger," "-What Shareholders Will Receive," "-Required Vote," "-Accounting Treatment," "-Certain Federal Income Tax Consequences," "-- Shareholder Litigation," "-Purpose of the Merger," "The Merger" and "The Merger Agreement" is hereby incorporated herein by reference.

               o    The  information  set forth in the proxy statement under the
                    caption  "The  Merger  --  Payment   Procedure"   is  hereby
                    incorporated herein by reference.

          (c)  Different Terms:

               The information set forth in the proxy statement under the caption "Special Factors -- Background of the Merger" is hereby incorporated herein by reference.

          (d)  Appraisal Rights:

               The information set forth in the proxy statement under the captions "Summary -- Dissenters' Rights" and "The Merger -- Dissenters' Rights" is hereby incorporated herein by reference.

          (e)  Provisions for Unaffiliated Security Holders:

               There is no provision to grant, to unaffiliated security holders, access to the corporate files of any filing person or to obtain counsel or appraisal services at the expense of Nasco. However, in connection with the litigation commenced against AMEP, GC and others, plaintiffs' counsel was granted access to certain corporate files of AMEP, deposed two of its three directors, and reviewed and commented upon the proxy statement filed in connection with the merger.

          (f)  Eligibility for Listing or Trading:

               Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (a)  Transactions:

               (a)(1) AMEP's product sales to Nasco were $889,000 in 2000 and $932,000 in 1999.

               (a)(2) No executive officer, director or controlling person of Nasco and its affiliates has engaged in any transaction or series of transactions with AMEP or any executive officer, director or affiliate of AMEP with an aggregate value that exceeded $60,000.

          (b)  Significant Corporate Events:

               The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" is hereby incorporated herein by reference.

               In March 2001, AMEP reached an agreement-in-princpal with Nasco pursuant to which it is anticipated that Nasco will manage two AMEP subsidiaries, Summit and To-Sew, on behalf of AMEP from Nasco's existing facilities. Relocation of certain Summit and To-Sew operations from Fort Collins, Colorado to Fort Atkinson, Wisconsin began in March 2001.

          (c)  Negotiations or Contracts:

               o    See Item 5(a)(2) and (b).

               o The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger," "Selected Consolidated Financial Information of AMEP-footnote (a)" and "The Merger -- Interests of Certain Persons In The Merger" is hereby incorporated herein by reference.

          (e)  Agreements Involving the Subject Company's Securities:

               Clifford C. Thygesen, President and Chief Executive Officer of AMEP, holds options to purchase 37,400 shares of AMEP common stock at per share prices ranging from $3.875 to $9.12.

               Frank C. Jennings holds options to purchase 14,000 shares at per share prices ranging from $3.875 to $9.125 per share.

               Other than the foregoing, there are no other agreements, arrangements or understandings, whether or not legally enforceable, between Nasco, (i) Geneve, (ii) executive officers or directors of either Nasco or Geneve, or (iii) any executive officers and directors of any corporation or other person ultimately in control of Nasco or Geneve.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (b)  Use of Securities Acquired:

               The information set forth in the proxy statement under the captions " "Special Factors -- Effects of the Merger" and "The Merger -- Delisting and Deregistration of AMEP Common Stock After The Merger" is hereby incorporated herein by reference.

          (c)  Plans:

               The information set forth in the proxy statement under the captions "Special Factors -- Purpose of the Merger," "-- Effects of the Merger," "-- AMEP After the Merger" and "The Merger -- Delisting and Deregistration of AMEP Common Stock After the Merger" is hereby incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects.

          (a)  Purposes:

               The information set forth in the proxy statement under the captions "Special Factors -- Purpose of the Merger," "-- Recommendation of AMEP's Board of Directors," and "-- Fairness of the Merger," is hereby incorporated herein by reference.

          (b)  Alternatives.

               The information set forth in the proxy statement under the caption "Background of the Merger," "Special Factors -- Purpose of the Merger --" and "-- Fairness of the Merger" is hereby incorporated herein by reference.

          (c)  Reasons.

               The  information  set  forth in the  proxy  statement  under  the captions "Special Factors -- Purpose of the Merger" and "-Structure of the Merger" is hereby incorporated herein by reference.

          (d)  Effects.

               The information set forth in the proxy statement under the captions "Special Factors -- Effects of the Merger," "-- AMEP After the Merger," "-- Certain Federal Income Tax Consequences -- " and "The Merger -- Merger Consideration" is hereby incorporated herein by reference.

               Following the merger, because of its ownership of 100% of Nasco, Geneve Corporation will have an interest in 100% of the net book value and net earnings of AMEP. Geneve will also participate in any increase in the value of AMEP and will share in the future earnings and potential growth of AMEP. However, it will also bear the risk of any losses and will no longer have a liquid market for its AMEP stock.

                               % Interest In      Dollar Interest    % Interest In     Dollar Interest
                              AMEP's Net Book      In AMEP's Net       AMEP's Net       In AMEP's Net
Affiliate                     Value Before the   Book Value After    Earnings Before    Earnings After
                                  Merger           the Merger         the Merger **      the Merger*

Geneve
Corporation                      55%              $7,384,000           100%                (473,000)

Nasco                            55%              $7,384,000           100%                (473,000)

--------------------------
          * Assumes net book value as at December 31, 2000.

          ** Assumes net earnings (loss) for the year ended December 31, 2000.
--------------------------

               Neither Geneve nor GC Sub nor Nasco nor AMEP will recognize any gain or loss as a result of the merger.

               AMEP has suffered a net loss for the twelve months ended December 31, 2000. Geneve, and not the unaffiliated security holders, will be the beneficiary of any net operating loss carry forward.

Item 8.   Fairness of the Transaction.

          (a)  Fairness:

               The information set forth in the proxy statement under the captions "Special Factors -- Recommendation of AMEP's Board of Directors," -- Fairness of the Merger," and "-Independent Financial Advisor" is hereby incorporated herein by reference.

          (b)  Factors Considered in Determining Fairness:

               The information set forth in the proxy statement under the captions "Special Factors -- Recommendation of AMEP's Board of Directors," and "-Fairness of the Merger" is hereby incorporated herein by reference.

          (c)  Approval of Security Holders:

               The information set forth in the proxy statement under the captions "Summary - Required Vote," "The Special Meeting - Required Vote" and "Notice of Special Meeting of Shareholders" is hereby incorporated herein by reference.

          (d)  Unaffiliated Representatives:

               The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" and "-- Recommendation of AMEP's Board of Directors" is hereby incorporated herein by reference.

          (e)  Approval of Directors:

               See Item 8(d) above.

          (f)  Other Offers:

               The information set forth in the proxy statement under the captions "Special Factors - Background of the Merger," "-- Recommendation of AMEP's Board of Directors," and " -- Fairness of the Merger" is hereby incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

          (a)  Report, Opinion or Appraisal:

               The information set forth in the proxy statement under the caption "Special Factors -- Independent Financial Advisor" is hereby incorporated herein by reference.

          (b)  Preparer and Summary of the Opinion:

               (1) The information set forth in the proxy statement under the caption "Special Factors -- Independent Financial Advisor" is hereby incorporated herein by reference.

               (2) The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" and "-- Independent Financial Advisor" is hereby incorporated herein by reference.

               (3)  See Item 9(b)(2) above.

               (4) There has not been any material relationship between AMEP's independent financial advisor, D.A. Davidson & Co., and any of its affiliates, nor with AMEP or Nasco or the affiliates of either, and none is contemplated.

               (5) The amount of consideration to be paid in the transaction was determined in arms-length negotiations between GC and AMEP.

               (6)  See Item 9(a) above.

          (c)  Availability of Document.

               The opinion of D.A. Davidson & Co. will be annexed as an exhibit to the proxy statement distributed to shareholders in connection with the meeting to approve the merger agreement. Additional reports or information delivered by Davidson are listed in Item 16 and filed herewith.

Item 10.  Source and Amounts of Funds or Other Consideration.

          (a)  Source of Funds:

               All of the funds for payment to the AMEP shareholders are being generated by Nasco or its affiliates internally. It is anticipated that the total amount of funds required to purchase the shares held by shareholders other than Nasco and its affiliates will be $5,457,790, and that an additional amount of approximately $425,000 will be needed to purchase outstanding stock options, for an aggregate of $5,882,790.

          (b)  Conditions:

               There are no material conditions to the financing.

          (c)  Expenses:

               The information set forth in the proxy statement under the caption "The Merger -- Merger Financing; Expenses of the Merger" is hereby incorporated herein by reference.

          (d)  Borrowed Funds:

               Not applicable.

Item 11.  Interest in Securities of the Subject Company.

          (a)  Securities Ownership:

               Currently, Nasco owns 666,961 shares of common stock of AMEP. This represents approximately fifty-five percent (55%) of the total outstanding shares of AMEP.

          (b)  Securities Transactions:

               There were no securities transactions during the past sixty days.

Item 12.  The Solicitation or Recommendation.

          (d)  Intent to Tender or Vote in a Going Private Transaction:

               The information set forth in the proxy statement under the caption "Special Factors - Recommendation of AMEP's Board of Directors" and "Security Ownership of Five Percent Beneficial Owners and Management" is hereby incorporated by reference.

          (e)  Recommendations to Others: See Item 12(d).

               Nasco owns approximately 55% of the AMEP's outstanding common stock and intends to vote all of its shares in favor of the merger.

               Messrs. Richard J. Ciurczak and John J. Crawford, each a director of AMEP, recused themselves from the Board of Directors vote on the merger. Neither Mr. Ciurczak nor Mr. Crawford owns any shares of AMEP common stock.

               Clifford C. Thygesen, President and Chief Executive Officer of AMEP, and Frank C. Jennings, Chief Financial Officer and Vice President of Finance of AMEP, intend to vote all of their shares in favor of the merger.

Item 13. Financial Statements.

          (a)  Financial Information.

               The information set forth in the proxy statement under the caption "Selected Consolidated Financial Information of AMEP," and "Where You Can Find More Information" is hereby incorporated by reference.

          (b)  Pro Forma Information.

               Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

          (a)  Solicitations or Recommendations:

               The information in the proxy statement under the caption "The Special Meeting - Solicitation of Proxies" is hereby incorporated by reference.

          (b)  Employees and Corporate Assets:

               The information in the proxy statement under the caption "The Special Meeting - Solicitation of Proxies" is hereby incorporated by reference.

Item 15.  Additional Information.

               Not applicable.

Item 16.  Exhibits.

          (a) The preliminary form of proxy statement proposed to be sent to security holders is filed contemporaneously with this Schedule.

          (b)  Not applicable.

          (c) (1)Opinion of D.A. Davidson & Co. is attached as Exhibit B to the preliminary form of proxy statement and is incorporated herein by reference.

               (2)Analysis of Proposed Acquisition of AMEP by GC dated July 25, 2000 (filed herewith).

               (3)Discussion of Opinion and Analysis by D.A. Davidson, undated (filed herewith).

          (d)  Not applicable.

          (f) Article 113 of the Colorado Business Corporations Act, "Dissenters' Rights" is attached as Appendix A to the preliminary form of proxy statement and is incorporated herein by reference."

          (g)  Not applicable.

     Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Nasco International, Inc.                   American Educational Products, Inc.

By:   /s/ Steven B. Lapin                   /s/ Clifford C. Thygesen
      ------------------------------        ------------------------------------
Name: Steven B. Lapin                       Name:   Clifford C. Thygesen
Title:  Vice-President                           Title:  President and Principal
                                                 Executive Officer


G.C. Sub Corporation

By:   /s/ Steven B. Lapin
      ------------------------------
Name: Steven B. Lapin
Title: President


Geneve Corporation

By:   /s/ Steven B. Lapin
      ------------------------------
Name: Steven B. Lapin
Title: President


By:   /s/ John J. Crawford
      ------------------------------
Name: John J. Crawford


By:   /s/ Richard J. Ciurczak
      ------------------------------
Name: Richard J. Ciurczak